
14030117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xambala Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 West California Ave, Suite 220
(No. and Street)

Sunnyvale (City) California (State) 94086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Waddell (408) 990-1942
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Drew Waddell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xambala Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL CONTROLLER/CCO

Title

Notary Public

Acknowledgment

State of California

County of ALAMEDA

On Feb 5 2014 before me, Darlene Milam, Notary Public (here insert name and title of officer)

personally appeared ANDREW WADDELL, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Notary Public



DARLENE MILAM
COMM. #1970665
Notary Public - California
Alameda County
My Comm. Expires Feb. 26, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XAMBALA CAPITAL, LLC

CONTENTS

Independent Auditors' Report	1-2
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4-8


Rothstein Kass
Powered by Trust™

9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
310.273.2770
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Xambala Capital, LLC

We have audited the accompanying statement of financial condition of Xambala Capital, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Xambala Capital, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Rothstein Kass

Beverly Hills, California
February 3, 2014

XAMBALA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash	$ 25,574
Due from clearing broker	3,175,059
Rebates receivable	1,203,857
Securities owned, at fair value	326,932
Computer and equipment, net	2,869
Other assets	14,189
	$ 4,748,480
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 443,256
Accounts payable and accrued expenses	370,188
Floor brokerage, execution and clearing fees payable	92,773
Total liabilities	906,217
Member's equity	3,842,263
	$ 4,748,480

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Xambala Capital, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on October 23, 2008. The Company is owned by its sole member, Xambala, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of high-frequency proprietary trading that leverages high-throughput, low-latency, message stream processing subsystems, and trading algorithms for its use in the financial marketplace. The Company's headquarters and principal place of business is in Sunnyvale, California. The Company commenced its trading operations in January 2012.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Chicago Stock Exchange ("CHX").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 3, 2014. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer. During the year ended December 31, 2013 there were no transfers between levels within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Company recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are reflected in revenues. The Company trades on a proprietary basis only. Due to its trading strategy, the Company earns de minimis amounts of dividends.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Computer and Equipment

Computer and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation for computer and equipment using the straight line method over the useful life of 2-3 years.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010. For the year ended December 31, 2013, the Company incurred approximately $12,000 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. All assets and liabilities measured at fair value as of December 31, 2013 are estimated within the fair value hierarchy as level 1.

3. Going concern

These accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realizations of assets and satisfaction of liabilities in the normal course of business.

The Company has suffered losses from operations in its and its ability to continue as a going concern and meet its obligations as they come due is dependent on the Company's ability to obtain additional capital or through effective proprietary trading of its own assets. Management believes that the Company is well capitalized to cover the operating and other costs to develop and refine a viable trading product and has the ability, when necessary, to obtain more financing from its current Member, Xambala, Inc. There is a likelihood that the Company may not be able to raise funds in a timely manner to support the operations in the future. While management believes that the actions taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Rebates receivables

The Company clears all of its proprietary transactions through Wedbush Securities LLC (the "Clearing Broker") on a fully disclosed basis.

Rebates receivable amounts are due from exchanges and the Clearing Broker with which the Company transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees represents fees incurred in relation to the Company's proprietary securities trading.

The amounts receivable from the clearing broker relate to the aforementioned transactions. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

5. Computer and equipment

Details of computer and equipment at December 31, 2013 are as follows:

Computer and equipment	$	5,848
Less accumulated depreciation		2,979
	$	2,869

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $3,286,090, which was $3,186,090 in excess of its minimum requirement of $100,000.

7. Joint back office arrangement

The Company has a joint back office ("JBO") arrangement with its Clearing Broker. The Company notified CHX of the JBO arrangement and the Company maintains an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Company maintains a minimum liquidating equity of $1,000,000 in the JBO arrangement.

8. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Company with portfolio financing. Such financing is essential for the Company to meet its proprietary trading objective.

The Company maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Securities Exchange Commission Rule 15c3-3

The Company is not exempt from Securities Exchange Commission Rule 15c3-3. However, the Company has no clients, nor client accounts, since the Company is a proprietary trading firm only. Therefore, the firm does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Related party transactions

Pursuant to lease agreements, the Company pays rent for office space and equipment to the Parent. Rent expense under these agreements for the year ended December 31, 2013 was approximately $162,000. Pursuant to cost sharing agreements the Company reimburses salary and technology expenses to the Parent. Salary and technology expenses related to the cost sharing arrangements are approximately $371,000 and $1,980,000, respectively for the year ended December 31, 2013.

11. Member's equity and common control

The existence of common control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.